Branch 18
811-00816

40-33

04042206

American Century Investments

RECD S.E.C.
SEP 7 2004
1086

August 25, 2004

VIA FEDERAL EXPRESS

SEC MAIL PROCESSING RECEIVED AUG 26 2004 WASH, D.C. 179 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: American Century Investment Management, Inc. ("ACIM")

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the following document:

> Second Amended Complaint filed against ACIM in the action styled as Robert L. Baker, et al. v. American Century Investment Management, Inc., et al. This case is a derivative action brought against ACIM.

Please acknowledge receipt of this filing by file-stamping the enclosed extra copy of this letter and returning it to me in the envelope provided. Please call me at (816) 340-4047 if you have any questions or concerns regarding this filing.

Very truly yours,

Jennie Clarke

Jennie Clarke
Vice President and
Assistant General Counsel
American Century Services Corporation

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

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RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
SEP 7 2004
FROM 27
BY

American Century Investments

August 25, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: American Century Investment Management, Inc. ("ACIM")

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the following document:

> Second Amended Complaint filed against ACIM in the action styled as Robert L. Baker, et al. v. American Century Investment Management, Inc., et al. This case is a derivative action brought against ACIM.

Please acknowledge receipt of this filing by file-stamping the enclosed extra copy of this letter and returning it to me in the envelope provided. Please call me at (816) 340-4047 if you have any questions or concerns regarding this filing.

Very truly yours,

Jennie Clarke

Jennie Clarke
Vice President and
Assistant General Counsel
American Century Services Corporation

MVC:ce